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First Quarter Report
 2004

MI Developments Inc.

First Quarter Report — 2004

PRESS RELEASE
MI DEVELOPMENTS ANNOUNCES FIRST QUARTER 2004 RESULTS

May 11, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID", "we" or the "Company") today announced its results for the three months ended March 31, 2004. Funds from Operations ("FFO") for the first quarter of 2004 were $22.4 million or $0.46 per share compared to pro forma FFO of $20.6 million or $0.43 per share for the three months ended March 31, 2003. Excluding the impact of expenses related to retiring allowances and non-cash charge on expensing the fair value of outstanding stock options previously granted to two executives(1), FFO for the three months ended March 31, 2004 was $24.0 million or $0.50 per share, representing an increase of 16% over the prior year. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS THREE MONTHS ENDED
HIGHLIGHTS (in thousands)	Mar. 31, 2004 Actual	Mar. 31, 2003 Pro Forma(2)
Rental revenues	$32,257	$26,734
Net income(1)	$11,269	$12,606
FFO(1)(3)	$22,401	$20,613
Diluted FFO per share(1)(3)	$0.46	$0.43

	MID CONSOLIDATED ACTUAL THREE MONTHS ENDED
	Mar. 31, 2004	Mar. 31, 2003
Revenues
Real Estate Business	$32,257	$26,558
Magna Entertainment Corp. ("MEC")	292,674	270,115

	$324,931	$296,673

Net income (loss)
Real Estate Business(2)	$11,269	$4,070
MEC	6,252	7,235

	$17,521	$11,305

Diluted earnings per share(4)	$0.36	$—

(1)
Results for the three months ended March 31, 2004 reflect the impact of $3.9 million ($3.0 million net of income taxes) of expenses related to the payment of lump sum retiring allowances of $2.5 million to two executives and a related non-cash charge of $1.4 million on expensing the fair value of outstanding stock options previously granted to these executives. Excluding these expenses, during the three months ended March 31, 2004, the Real Estate Business' net income was $14.3 million, FFO was $24.0 million, and diluted FFO per share was $0.50.
(2)
On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list MID as a separate, publicly-traded company. For the three months ended March 31, 2003, pro forma results for the Real Estate Business give effect to the spin-off transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of MID, as though all of these changes had occurred effective January 1, 2002. No pro forma adjustments were made to results for the three months ended March 31, 2004.
(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies, however, FFO does not have a standardized meaning under Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Net Income to Funds From Operations" below.
(4)	Earnings per share is not presented for the three months ended March 31, 2003, as that period was prior to August 29, 2003, the effective date of the spin-off from Magna.

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REAL ESTATE BUSINESS

Results of Operations

On September 2, 2003, 100% of our shares were distributed by Magna International Inc. ("Magna") to its shareholders of record on August 29, 2003 and we became a separate, publicly traded company. Pro forma results, which are presented for the three months ended March 31, 2003 for the Real Estate Business, give effect to the "spin-off" transactions as though they occurred on January 1, 2002. Pro forma results have been provided for the prior year in order to allow a more meaningful basis for comparison of our current and prior year's financial performance.

For the three months ended March 31, 2004, rental revenues from our Real Estate Business were $32.3 million, an increase of $5.6 million or 21% over pro forma rental revenues for the three months ended March 31, 2003 of $26.7 million. The higher rental revenues reflect the following changes between the two periods: completed development projects coming on-stream of $1.1 million, contractual rent increases including certain rent adjustments of $1.9 million, and exchange rate movements of $3.3 million due to the strengthening of the Canadian dollar and the euro against the U.S. dollar, offset by a decrease in the straight-line rent adjustment of $0.7 million.

The actual rental revenue for the three months ended March 31 2003 was $26.5 million, or $0.2 million lower than the pro forma rental revenue for the same period. The difference represents pro forma incremental revenue for January 2003 from three facilities acquired from, and subsequently leased back to, the Magna group on January 31, 2003.

The Real Estate Business' net income of $11.3 million in the first quarter of 2004 decreased by $1.3 million from the pro forma net income of $12.6 million in the prior year. The decrease in net income was primarily the result of increases in general and administrative expenses of $6.3 million and depreciation expense of $1.2 million offset by higher rental revenues experienced in the 2004 first quarter.

The increase in general and administrative expenses for the three months ended March 31, 2004 is due to the impact of employee settlement expenses related to two executives in the amount of $3.9 million with the balance of the increase primarily due to the additional public company costs and additional staffing costs (in addition to the incremental "committed" executive compensation costs included in the pre-spin off general and administrative expenses for the three months ended March 31, 2003) incurred by the Company following the spin-off from Magna.

Excluding the impact of employee settlement expenses, net income for the 2004 first quarter was $3.0 million higher at $14.3 million, an increase of $1.7 million or 13% over the prior year quarter.

The Real Estate Business' actual net income for the three months ended March 31, 2003 was $4.1 million or $8.5 million lower than the pro forma net income of $12.6 million for the same period. The difference is primarily due to interest expense, net of income taxes, paid to Magna, which charged interest on intercompany advances. As part of the pro forma adjustments, the interest expense was removed as all advances from Magna were eliminated as part of the spin-off transactions.

FFO increased 9% to $22.4 million, or $0.46 per share, for the three-month period ended March 31, 2004 compared to pro forma FFO of $20.6 million, or $0.43 per share for the comparable period ended March 31, 2003. Excluding cash retiring allowances of $2.5 million ($1.6 million net of income taxes), the 2004 first quarter FFO was $24.0 million or diluted FFO per share of $0.50, an increase of $3.4 million or 16% from the pro forma FFO for the corresponding period of 2003.

Operating and Development Highlights

At March 31, 2004, the Real Estate Business had 24.5 million square feet of leasable area with annualized lease payments of $126.0 million.

At March 31, 2004, MID's construction group had seven properties under development: two in each of Canada and the United States, and one each in Austria, Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add approximately 488,000

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square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $26.0 million, of which $12.5 million has been spent as of March 31, 2004.

In addition, MID is under a contract for the development of a 900,000 square foot manufacturing facility in the United States for the Magna group, the terms of which are currently being negotiated.

During the first quarter of 2004, MEC and Forest City Enterprises, jointly announced a predevelopment management agreement concerning the planned development of "The Village at Gulfstream Park™", an 80-acre mixed-use retail, entertainment and residential project. In addition, MEC announced the redevelopment of its Gulfstream Park Racetrack (see further details below). We believe that there are opportunities for us to participate in these Gulfstream projects, in the possible development of MEC's under-utilized lands at Santa Anita and Golden Gate Fields in California, in other redevelopments of existing MEC racing facilities and in the development of new MEC facilities.

There are many options to structure our participation in these projects, which are currently being considered by a Special Committee of independent directors formed by our board of directors. No binding agreements have been entered into at this time.

MAGNA ENTERTAINMENT

Results of Operations

For the three-month period ended March 31, 2004, MEC revenues were $292.7 million, compared to $270.1 million in the first quarter of 2003, an increase of $22.6 million or 8% over the same period in 2003. The increase reflects the impact of 12 additional live race days at MEC's largest racetracks, which contributed approximately $10.0 million, with most of the remaining increase attributable to the change from equity accounting in the 2003 period to consolidation in the 2004 period for the results of Flamboro Downs.

MEC's net segment income for the three-month period ended March 31, 2004 was $6.3 million, a decrease of $0.9 million or 12% from the comparable period in 2003 when the net loss was $7.2 million. The increases in revenue from the factors noted above and gains from the sale of non-core real estate, were partially offset by start-up costs incurred by MEC's new European business units, Magna Racino™ and RaceON TV™, and additional predevelopment costs incurred primarily in the pursuit of alternative gaining opportunities.

At March 31, 2004, the market value of MID's shareholding in MEC was $377.0 million, based on the closing price of $6.00 for MEC Class A Shares (NASDAQ:MECA) on that date.

Gulfstream Park Redevelopment

On April 23, 2004, MEC announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream race meet.

MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will take a write-down in the amount of approximately $25 million in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in our public filings where we described the proposed redevelopment of Gulfstream Park.

Dividends

        We also announce that our Board of Directors declared a quarterly Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2004. The dividend of U.S. $0.09 per share is payable on June 15, 2004 to shareholders of record on May 28, 2004.

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Management's Discussion and Analysis of Results of Operations and Financial Position
For the three months ended March 31, 2004

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID", "we", or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three months ended March 31, 2004. All amounts are in United States ("U.S.") dollars and all tabular amounts are, unless otherwise noted, in thousands of U.S. dollars, except per share figures. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended March 31, 2004, the unaudited pro forma consolidated statement of income for the three months ended March 31, 2003 and the audited consolidated financial statements for the year ended December 31, 2003, all of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Additional information relating to MID, including our Initial Annual Information Form dated November 17, 2003, can be found on our website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe (the "Real Estate Business"). The Real Estate Business comprises a global portfolio of 107 properties located in 10 countries including Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. Magna International Inc. ("Magna") and its wholly-owned subsidiaries (Cosma, Magna Steyr, Magna Drivetrain and Magna Donnelly) and publicly-traded subsidiaries (Decoma International Inc. ("Decoma"), Intier Automotive Inc. ("Intier") and Tesma International Inc. ("Tesma")) (collectively, the "Magna Group") are the tenants of all but two of our income-producing properties. The Magna Group, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

In addition to the Company's Real Estate Business operation, MID has other operations held through a controlling interest in its publicly-traded subsidiary, Magna Entertainment Corp. ("Magna Entertainment" or "MEC"). MEC is North America's leading owner-operator of horse racetracks, based on revenues, and among the world's leading providers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

MEC's racetrack properties, which include excess or under-utilized lands adjacent to some of the racing operations, are located in some of the premier urban real estate markets in the U.S. MEC plans to develop these under-utilized lands, and in some cases, re-develop the properties used in MEC's racing operations. MEC may also develop new properties for its racing operations. MID sees MEC's plans for these development and re-development projects as providing MID with opportunities to participate in these projects.

Spin-off Transactions

MID is the successor to the real estate division of Magna International Inc. ("Magna"), which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999.

On July 7, 2003, Magna announced a reorganization (the "Spin-off Transactions") under which, subject to shareholder and regulatory approvals, it planned to distribute 100% of the shares of MID to Magna's shareholders. On August 19, 2003, at a special meeting of shareholders, the Spin-off Transactions were approved by over 97% of the votes cast by holders of each of Magna Class A Subordinate Voting Shares and Magna Class B Shares, with each class voting separately.

4    MI Developments Inc.      2004

A distribution of one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares was made on September 2, 2003 to Magna shareholders of record at the close of business on August 29, 2003. For further details on the initial public distribution of the MID Class A Subordinate Voting Shares and the MID Class B Shares, including a more detailed discussion of the Spin-off Transactions, refer to MID's Prospectus dated August 18, 2003 (the"Prospectus").

Segments

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 52% of the Company's consolidated total assets as at March 31, 2004 and 90% of the Company's consolidated revenue for the three months ended March 31, 2004. The Company's Consolidated Statements of Income, Consolidated Statements of Cash Flows, Consolidated Balance Sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Pro Forma Results of Operations

The Company has provided an unaudited pro forma consolidated statement of income for the three months ended March 31, 2003. The unaudited pro forma consolidated statement of income shows adjustments made to the statement of income to give effect to the Spin-off Transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of the Company, as though all of these changes had occurred effective January 1, 2002. Prior to September 2, 2003, the Company's real estate operations were carried out by various of its predecessor entities, each of which were wholly-owned subsidiaries of Magna. The actual financial results for periods prior to September 2, 2003 accordingly reflect a different capital and legal structure, and the unaudited pro forma consolidated statement of income has been provided in order to provide a more meaningful basis for comparison. While management believes the unaudited pro forma consolidated statement of income for the three months ended March 31, 2003 provides a more relevant comparison of operating results between periods, it is not necessarily indicative of the results of operations that would have resulted if the relevant transactions and changes had taken place as of January 1, 2002 in accordance with the assumptions and adjustments detailed in note 2 to the unaudited pro forma consolidated statement of income.

Pro forma adjustments apply only to results for the three months ended March 31, 2003. No pro forma adjustments were required for the three months ended March 31, 2004, as none of the pro forma adjustments have any impact on the actual consolidated results for that period.

The discussion on the results of operations of the Real Estate Business, included in each paragraph under the heading "Real Estate Business Results of Operations — For the Three Months Ended March 31, 2004" includes a comparison of the actual results for the three months ended March 31, 2004 with the pro forma, as well as the actual results for the corresponding period of 2003.

Foreign Currencies

The Company has not entered into derivative financial arrangements for currency hedging purposes, and has not and will not enter into such arrangements for speculative purposes. Fluctuations in the U.S. dollar's value

MI Developments Inc.      2004    5

relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow.

	Average exchange rate for the three months ended March 31			Exchange rate as at
	2004	2003	Change	March 31, 2004	December 31, 2003	Change
1 Canadian dollar equals U.S. dollars	0.758	0.662	+15%	0.760	0.775	-2%
1 euro equals U.S. dollars	1.248	1.073	+16%	1.211	1.259	-4%

The preceding table reflects the changes in the average exchange rates during the three months ended March 31, 2004 and 2003, as well as the changes in the exchange rates as at March 31, 2004 and as at December 31, 2003, the most recent three-month period of the Company, between the most common currencies in which we conduct our business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31 impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income.

The results of foreign operations are translated into U.S. dollars using the average exchange rates for the period as shown in the table above. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

REAL ESTATE BUSINESS

Income-Producing Portfolio

Portfolio Highlights

(in millions, except percentage and number of properties)	March 31 2004	December 31 2003
Annualized Lease Payments ("ALP")	$126.0	$127.0
Income-producing property, net book value ("IPP")	$1,059.3	$1,087.9
ALP as percentage of IPP	11.9%	11.7%
Leasable Area (square feet)	24.5	24.4
Number of income-producing properties	107	106

Annualized lease payments represent the lease payments for March 2004 and December 2003, multiplied by twelve, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at March 31, 2004 and December 31, 2003 respectively as noted above in the table under the heading GENERAL — Foreign Currencies.

The following table summarizes the items impacting the annualized lease payments from December 31, 2003 to March 31, 2004:

(in millions)
Annualized lease payments, as at December 31, 2003	$127.0
Effect of changes in foreign currency exchange rates and other	(2.8)
Completed projects on-stream	0.5
Contractual rent increases	1.3

Annualized lease payments, as at March 31, 2004	$126.0

Annualized lease payments at March 31, 2004 were $126.0 million, a decrease of $1.0 million or 1% when compared to annualized lease payments of $127.0 million at December 31, 2003. Completed projects on-stream include (i) refurbishments to existing facilities resulting in $0.4 million of annualized lease payments; and (ii) $0.1 million from the completion of one expansion project. Contractual rent increases were realized on approximately 5.9 million square feet of leasable area and from certain land leases with associated

6    MI Developments Inc.      2004

increases in annualized lease payments of $0.8 million and $0.5 million, respectively when the rent increases are converted at average foreign exchange rates during the three months ended March 31, 2004. The strengthening of the U.S. dollar against the euro and Canadian dollar during the three months ended March 31, 2004 had the effect of reducing annualized lease payments by $2.8 million. The annualized lease payments by currency at March 31, 2004 and December 31, 2003 were as follows:

(in millions)	March 31 2004	December 31 2003
Euro	$56.2	$58.3
Canadian dollar	37.6	37.3
U.S. dollar	30.1	29.3
Other	2.1	2.1

	$126.0	$127.0

Real Estate Business Results of Operations – For the Three Months Ended March 31, 2004

Highlights

Three months ended March 31, (in millions)	2004 Actual	2003 Pro forma	Change (%)
Revenues	$32.3	$26.7	+21%
Net Income[1]	$11.3	$12.6	-10%
Funds From Operations ("FFO")[1]	$22.4	$20.6	9%
Diluted FFO per share[1]	$0.46	$0.43	7%

1 The Company's Net Income, FFO and diluted FFO per share for the first quarter of 2004 include the impact of $3.9 million ($3.0 million, net of income taxes) in expenses related to the payment of lump sum retiring allowances of $2.5 million to two executives, and a related non-cash charge of $1.4 million on expensing of the fair value of outstanding stock options previously granted to these executives. Excluding the impact of retiring allowances and the associated expensing of options, during the three months ended March 31, 2004, net income was $14.3 million, FFO was $24.0 million, and the diluted FFO per share amount was $0.50.

Revenue

(in millions)
Pro forma revenue, three months ended March 31, 2003	$26.7
Effect of changes in foreign currency exchange rates and other	3.3
Completed projects on-stream	1.1
Contractual rent increases and rent adjustments	1.9
Decrease in straight-line rent adjustment	(0.7)

Revenue, three months ended March 31, 2004	$32.3

The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar for the three months ended March 31, 2003 compared to the three months ended March 31, 2004 had a significant positive effect on reported U.S. dollar revenues. The increase in revenues from completed projects on-stream of $1.1 million and contractual rent increases and other rent adjustments of $1.9 million represent the impact on revenues in the three months ended March 31, 2004 from projects brought on-stream and contractual rent increases realized between the first fiscal quarter of 2003 and the first fiscal quarter of 2004.

The actual revenue for the three months ended March 31 2003 was $26.5 million, or $0.2 million lower than the pro forma amount above of $26.7 million. The difference represents pro forma incremental revenue for January 2003 from the three Tesma facilities acquired on January 31, 2003 for which rental income commenced in February 2003.

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The Real Estate Business records annual rental revenue from operating leases based on a straight-lining of the total contracted rent over the term of the lease. In North America, certain leases have fixed rent escalations every five years pursuant to which basic rent increases by a set percentage. Thus, the amount of revenue recorded on a lease in its early years exceeds the amount of the actual lease payments received in those years, whereas in the later years of the lease, the amount of revenue recorded is less than the amount of the actual lease payments. The impact of the straight-lining of rents was to increase revenue by $0.2 million in the three months ended March 31, 2004 (2003 — $0.9 million).

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2004 increased by $6.3 million over the pro forma amount of $2.0 million for three months ended March 31, 2003. The most significant portion of this increase relates to the $2.5 million in lump retiring allowances paid to executives who resigned during the quarter, and the non-cash charge of $1.4 million from the expensing of stock options previously awarded to these executives as per details provided in "Pro Forma Highlights" paragraph above. The remaining increase of $2.4 million was caused by:

  •
  incremental public company and staffing costs of $1.8 million as a result of the spin-off from Magna (in addition to "committed" executive compensation costs of $0.3 million which were the only incremental costs included in the pre-spin-off pro forma general and administrative expenses);

  •
  the weakening of the U.S. dollar in relation to the Canadian dollar and the euro, which accounted for $0.4 million of the increase; and

  •
  a non-cash charge of $0.2 million of stock-based compensation expense recognized in 2004 on adoption of the new accounting standards as detailed in note 2 to the Company's interim consolidated financial statements for the three months ended March 31, 2004.

The actual general and administrative expenses for the three months ended March 31, 2003 were $1.7 million, or $0.3 million lower than the pro forma amount of $2.0 million. The difference represents $0.3 million in incremental "committed" executive compensation costs that were expected to be borne by the Real Estate Business post spin-off.

Depreciation and Amortization Expense

Depreciation and amortization expense was up 17% or $1.2 million to $8.4 million for the three months ended March 31, 2004 compared to the pro forma amount of $7.2 million in 2003. $0.8 million of this increase was caused by the increase in the value of the euro and Canadian dollar versus the U.S. dollar, with the remainder caused by new projects brought on-stream during 2003 and the three months ended March 31, 2004.

The pro forma adjustments to the first quarter 2003 depreciation and amortization expense were immaterial.

Interest Income (Expense)

Interest income was $0.1 million in the three months ended March 31, 2004 while on a pro forma basis there was no interest income or expense in the corresponding period last year. The net interest income earned in the three months ended March 31, 2004 was from short-term investment of cash balances. At March 31, 2004, the Real Estate Business had $50.4 million of cash balances, net of outstanding debt, compared to $23.2 million at December 31, 2003.

The reported actual interest expense for the three-month period ended March 31, 2003 was $10.5 million. Prior to the Spin-off Transactions, almost all interest expense incurred was paid to Magna, which charged interest on intercompany advances to the Real Estate Business. As part of the pro forma adjustments, the intercompany interest was removed as all of the advances from Magna were eliminated as part of the Spin-off Transactions.

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Gain (Loss) on Disposal of Real Estate

In the three months ended March 31, 2004, the Real Estate Business recognized a $0.1 million loss on disposal of real estate, down from an immaterial gain in the three months ended March 31, 2003. The loss in 2004 resulted from the disposal of a vacant land parcel in Canada.

Income Taxes

In the three months ended March 31, 2004, the Real Estate Business' income tax expense was $4.3 million, representing an effective income tax rate of 27.7%. The effective rate in 2004 was impacted by $1.6 million of non-tax-deductible stock-based compensation expense. Excluding the impact of this non-tax-deductible item, the effective tax rate for the three-month period ended March 31, 2004 was 25.1%. In the three months ended March 31, 2003, the pro forma income tax expense was $4.9 million providing an effective income tax rate of 28.0%. The difference is due to the change in income subject to income tax in the various tax jurisdictions in which the company operates.

The actual income tax expense for the Real Estate Business for the three months ended March 31, 2003 was $3.1 million, representing an effective tax rate of 43.5% or 15.5% higher than the pro forma income tax rate. The difference in the effective tax rate is primarily due to changes in the capital structure of the Real Estate Business following the spin-off from Magna.

Net Income

The Real Estate Business' net income of $11.3 million in the first quarter of 2004 decreased by $1.3 million from the pro forma net income of $12.6 million last year. The decrease in net income was primarily the result of higher general and administrative and depreciation and amortization expenses, partially offset by an increase in rental revenues. As per details provided in the "Pro Forma Highlights" paragraph above, the net income for the three months ended March 31, 2004, excluding the expenses related to retiring allowances and stock-based compensation arising from the resignation of certain executives in 2004, was $14.3 million or $1.7 million higher than the corresponding period of 2003.

The Real Estate Business' net income was higher by $7.2 million in the three months ended March 31, 2004 compared to the actual net income of $4.1 million in the three months ended March 31, 2003. The increase was the result of the $5.7 million increase in revenues and decrease in interest expense of $10.6 million, partially offset by increases in general and administrative expenses of $6.6 million, depreciation and amortization of $1.2 million, and income taxes of $1.2 million, as well as a loss on disposal of real estate of $0.1 million.

Funds From Operations ("FFO")

Three Months Ended March 31, (in millions)	2004 Actual	2003 Pro forma	Change (%)
Net income	$11,269	$12,606	-11%
Add back (deduct) pro forma non-cash items:
Depreciation and amortization	8,354	7,209	+16%
Future income taxes	1,180	1,685	-30%
Stock-based compensation expense	1,640	—
Straight-line rent adjustment	(174)	(866)	-80%
Loss (gain) on disposal of real estate	132	(21)

FFO	$22,401	$20,613	9%
Diluted FFO per share ($)	$0.46	$0.43	7%
Diluted shares outstanding (thousands)	48,195	48,130	—

FFO is a measure widely used by analysts and investors in evaluating the operating performance of real estate companies, however, FFO and diluted FFO per share do not have standardized meaning under Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Pro forma FFO has been calculated using pro forma amounts determined as discussed above under the

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heading, Real Estate Business Pro Forma Results of Operations – For the Three Months Ended March 31, 2004.

The improvement in the Real Estate Business' FFO of $1.8 million in the first quarter of 2004 versus the prior year's pro forma amount is due to the year-over-year increase in revenues of $5.5 million, reduction in straight-line rent adjustments of $0.7 million, increase in interest income of $0.1 million, and decrease in cash taxes of $0.1 million, offset partly by increases in general and administrative expenses (excluding non-cash stock-based compensation expense of $1.6 million) of $4.6 million.

Excluding the retiring allowances expense recorded in 2004 of $2.5 million ($1.6 million net of income taxes), FFO was $24.0 million (diluted FFO per share of $0.50) or $3.4 million higher than the pro forma FFO for the corresponding period of 2003.

Real Estate Business Consolidated Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $22.5 million in the three months ended March 31, 2004, up from $11.9 million in the three months ended March 31, 2003. Cash flow from operations before changes in non-cash balances increased as a result of the following factors: a $7.2 million increase in net income; a $1.6 million increase in incremental non-cash stock-based compensation expense in 2004; a $1.2 million increase in depreciation and amortization expense; a $0.7 million decrease in the non-cash adjustment to income for the straight-lining of rent; a $0.2 million increase in non-cash loss on sale of real estate; and a $0.2 million increase in other non-cash amounts. These factors were partially offset by a $0.5 million decrease in future income tax expense.

In the three months ended March 31, 2004, the Real Estate Business generated $13.8 million in funding from changes in non-cash balances, compared to an investment in non-cash balances of $19.6 million in the three months ended March 31, 2003.

Cash Used In Investing Activities

In the three months ended March 31, 2004, the Real Estate Business spent $6.3 million in real estate property development expenditures on various projects undertaken for the Magna Group and received proceeds from the sale of real estate of $1.3 million.

Cash Provided By Financing Activities

In the three months ended March 31, 2004, the Real Estate Business made a $0.1 repayment of long-term debt and $0.7 million of cash was generated by the issuance of 30,000 Class A Subordinate Voting Shares upon the exercise of stock options.

Real Estate Assets

Overview

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2004	December 31, 2003
Income-producing properties	$1,059,323	$1,087,883
Properties under development	13,991	8,700
Properties held for development	117,828	124,926
Properties held for sale	6,469	6,003

Real estate properties, net	$1,197,611	$1,227,512

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Income-Producing Properties

At March 31, 2004, the Real Estate Business had 107 income-producing properties representing in the aggregate 24.5 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants located strategically and used by the Magna Group to provide parts to assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3.7% of the total square footage of income-producing properties. These office properties include the head offices of the Magna Group. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico and five other European countries. The book value of the income-producing portfolio by country as at March 31, 2004 was as follows:

	Book Value	Percent of Total
Austria	$350,984	33%
Canada	314,479	30%
U.S.	182,165	17%
Germany	104,559	10%
Mexico	71,173	7%
Other European Countries	35,963	3%

	$1,059,323	100%

Properties Under Development

Development properties consist of projects currently in progress. At March 31, 2004, there were seven properties under development: two in each of Canada and the United States and one each in Austria, Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add 488,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $26.0 million of which $12.5 million has been spent as of March 31, 2004. The book value of properties under development at March 31, 2004 was $14.0 million including $1.5 million of land.

Subsequent to the quarter end, the Company commenced the development of a 900,000 sq. ft. manufacturing facility in the United States. The total cost of this project is estimated to be in the range of $55 to $60 million.

Properties Held for Development

At March 31, 2004, the Real Estate Business had 1,072.5 acres of land with a net book value of $117.8 million held for future development, down from 1,095.0 acres of land with a net book value of $124.9 million at December 31, 2003. The difference in the net book value of properties held for development during the quarter of $7.1 million was due to the following reasons:

•
the transfer of land with net book value of $1.5 million to properties under development;
•
the sale of land with net book value of $1.4 million;
•
the leasing of vacant land with net book value of $2.3 million and being classified as income-producing property;
•
the classification of land with net book value of $0.7 as held for sale; and
•
the strengthening of the U.S. dollar against the euro and the Canadian dollar, resulting in a decrease of $1.2 million in properties held for development.

Properties Held for Sale

At March 31, 2004, the Real Estate Business had three properties in the U.S. totaling 117,000 square feet, two properties in Canada totaling 310,000 square feet, and 2.4 acres of land in Canada, which were no longer of strategic value and were available for sale. The book value of these properties was $6.5 million at March 31, 2004. Estimated fair market values of these properties exceed book values as at March 31, 2004.

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MAGNA ENTERTAINMENT

MEC's Business

Overview

MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. MEC also owns and operates HorseRacing TV™, a television network focused on horse racing that MEC initially launched on the Racetrack Television Network ("RTN"). HorseRacing TV™ is currently carried on cable systems in ten states, with approximately 1.4 million subscribers. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV™. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC also owns and operates thoroughbred training centres situated near San Diego, California; in Palm Beach County, Florida; and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

On April 23, 2004, MEC announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream race meet.

MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will take a write-down in the amount of approximately $25 million in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in our public filings where we described the proposed redevelopment of Gulfstream Park.

Although the redevelopment will be scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of MEC's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are currently underway in a number of states in which MEC operates, including California, Maryland, Michigan, Ohio, Pennsylvania and Texas. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors which will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on

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acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question.

Under new legislation recently passed by the Oklahoma Senate and House of Representatives in February 2004, and signed by the Governor of Oklahoma on March 8, 2004, Remington Park, MEC's Oklahoma City racetrack, would be permitted to operate 650 player terminals for certain kinds of electronic gaming permitted at Native American casinos in the state. Remington Park's right to operate gaming machines under the new legislation is conditional on a number of events and approvals, including the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes. Notwithstanding its passage by the Oklahoma Senate and House of Representatives and its approval by the Governor, a petition has been filed by an Oklahoma State Representative to have the new Oklahoma alternative gaming legislation put on a ballot for approval by the citizens of Oklahoma. At present, we expect that the effectiveness of this legislation will be made subject to approval by the citizens of the State of Oklahoma in a referendum to be held on November 2, 2004.

MEC is a participant in a coalition of interested parties in California, which has established an initiative to support the Gaming Revenue Act of 2004 in the State of California. In April 2004, sufficient signatures were obtained, subject to verification, to enable the Gaming Revenue Act of 2004 to qualify for inclusion on the November 2004 electoral ballot. MEC has committed up to $4.8 million to this initiative, which may be increased to $6.0 million upon certain conditions being satisfied, of which $0.8 million has been paid to March 31, 2004.

MEC believes that the European marketplace offers significant potential growth for the export of MEC's horse racing. RaceONTV™ is a new service, based near Vienna, Austria, that offers simultaneous broadcasts of North American horse races and other racing content directly to off-track wagering operations in Europe. RaceONTV™ commenced operations during the first quarter of 2004. On April 4, 2004, MEC opened its newest racetrack, Magna Racino™, near Vienna, Austria. MEC anticipates hosting 50 days of live racing annually at the Magna Racino™ in a mixed thoroughbred and standardbred meet. In addition, MEC is currently in the process of completing a gaming facility at the Magna Racino™, which is expected to open in the fall of 2004, which will include alternate gaming assuming finalization of MEC's joint venture with an Austrian partner. The gaming facility will also include race and sportsbook betting and an entertainment venue.

MEC has applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area where MEC has plans to develop a new racetrack, subject to regulatory and other approvals. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan which may serve as the site of the proposed racetrack. MEC continues to have discussions with MID regarding the potential terms of a long-term lease of such land.

In addition to MEC's racetracks, MEC owns a significant real estate portfolio which includes two golf courses and related recreational facilities as well as three residential developments in various stages of development in Austria, the United States and Canada. MEC is also actively seeking a developer or strategic partner for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of its premier racetracks. Subsequent to March 31, 2004, MEC entered into a predevelopment management agreement with Forest City Enterprises, Inc. concerning the planned development of "The Village at Gulfstream Park™", an 80 acre, mixed use retail, entertainment and residential project at Gulfstream Park. While MEC is exploring the development of some of its real estate, it intends to continue to sell its remaining non-core real estate and may also sell its golf courses, residential developments and certain other real estate in order to generate additional capital for its racing business.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of its racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields, run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the

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second half of the year, with the third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Live Race Days

In the three months ended March 31, 2004, MEC operated its largest racetracks for an additional 12 live race days compared to the prior year period. MEC's other racetracks operated an additional 57 live race days in the three months ended March 31, 2004, compared to the prior year period, primarily due to the completion of the acquisition of Flamboro Downs on April 16, 2003. In the three months ended March 31, 2003, the results of Flamboro Downs were accounted for under the equity method and their live race days are excluded.

Set forth below is a schedule of MEC's actual live race days by racetrack for the first quarter and awarded live race days for the remaining quarters of 2004 with comparatives for 2003.

Largest Racetracks	Q1 2004	Q1 2003	Awarded Q2 2004	Q2 2003	Awarded Q3 2004	Q3 2003	Awarded Q4 2004	Q4 2003	Total 2004(1)	Total 2003
Santa Anita Park(2)	69	66	10	15	—	—	7	5	86	86
Gulfstream Park	76	72	14	17	—	—	—	—	90	89
Golden Gate Fields	69	66	—	—	—	—	38	40	107	106
Bay Meadows	—	—	55	55	23	24	26	26	104	105
Laurel Park	58	61	—	—	27	22	63	59	148	142
Lone Star Park	—	—	59	60	7	10	16	33	82	103
Pimlico Race Course	5	—	43	48	20	18	—	5	68	71

	277	265	181	195	77	74	150	168	685	702

Other Racetracks(3)
The Meadows	52	50	52	52	52	53	51	52	207	207
Thistledown	—	10	62	61	65	64	60	53	187	188
Flamboro Downs(4)	65	N/A	65	55	65	64	65	69	260	188
Remington Park	4	—	24	3	38	44	27	35	93	82
Portland Meadows	36	40	9	12	—	—	32	34	77	86
Great Lakes Downs	—	—	42	38	60	61	16	19	118	118
Magna Racino	—	N/A	24	N/A	17	N/A	9	N/A	50	N/A

	157	100	278	221	297	286	260	262	992	869

Total	434	365	459	416	374	360	410	430	1,677	1,571

(1)
Includes actual live race days for the first quarter of 2004 and awarded live race days for the remainder of 2004.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 26 days in 2004 compared to 31 days in 2003.

(3)
Excludes Colonial Downs which is owned by a third party whose racing operations are managed by The Maryland Jockey Club.

(4)
Excludes live race days prior to MEC's acquisition of Flamboro Downs on April 16, 2003.

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues including, but not limited to: attendance at MEC racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet™ system; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports and the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

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MEC Results of Operations – For the Three Months Ended March 31, 2004

Basis of Presentation

The following discussion is based on MEC's actual results of operations included in MID's consolidated statements of income for the three months ended March 31, 2004 and 2003.

Revenues

Consolidated revenues for MEC in the three months ended March 31, 2004 were $292.7 million including $289.2 million from racing operations and $3.5 million from real estate and other operations. This compares to consolidated revenues of $270.1 million in the comparable 2003 period, which included $266.5 million from racing operations and $3.6 million from real estate and other operations. The revenue increase of $22.6 million in MEC's racing operations is primarily attributable to revenues generated on 12 additional live race days at MEC's largest racetracks, which contributed approximately $10 million, with most of the remaining increase attributable to the change from equity accounting in the 2003 period to consolidation in the 2004 period for the results of Flamboro Downs. The period-over-period increase in the value of the euro and Canadian dollar against the U.S. dollar contributed $1.3 million of the increase in consolidated revenues.

Gross wagering revenues from MEC's racing operations in the three months ended March 31, 2004 increased 6.2% to $253.6 million, compared to $238.7 million in the same period in 2003, primarily due to the reasons cited above. Non-wagering revenues in the three months ended March 31, 2004 increased 28.1% to $35.6 million, compared to $27.8 million in the three months ended March 31, 2003, primarily due to commissions earned from the Flamboro Downs slot facility as well as increased food and beverage, admissions and parking revenues due to increased average daily attendance and additional live race days at certain of MEC's largest racetracks in the three months ended March 31, 2004. As a percentage of gross wagering revenues, non-wagering revenues increased from 11.6% in the three months ended March 31, 2003 to 14.0% in the three months ended March 31, 2004 primarily as a result of commissions earned from the Flamboro Downs slot facility and higher food and beverage revenues at Santa Anita Park and Gulfstream Park.

Real estate and other revenues decreased 3.7% to $3.5 million in the three months ended March 31, 2004 compared to the three months ended March 31, 2003. There was a $1.0 million decrease in golf club access fee revenues from Magna compared to the prior-year period, which was almost entirely offset by higher amortization of initiation fees charged to new members and the sale of residential housing lots at the Fontana property in Austria.

Purses, Awards and Other

Purses, awards and other increased to $154.4 million in the three months ended March 31, 2004 from $145.7 million in the three months ended March 31, 2003, primarily due to the increase in gross wagering revenues for the period. As a percentage of gross wagering revenues, purses, awards and other was substantially unchanged at 60.9% for the three months ended March 31, 2004 compared to 61.0% in the three months ended March 31, 2003. The increase in the value of the Canadian dollar against the euro contributed $0.3 million of the increase.

Operating Costs

Operating costs increased $13.6 million to $89.9 million in the three months ended March 31, 2004 primarily due to increased activity at Santa Anita Park with the opening of an entertainment facility including a new restaurant and sports bar, the acquisition of Flamboro Downs, and start-up costs related to MEC's European business units, Magna Racino™ and RaceONTV™. The increase in the value of the euro and Canadian dollar in relation to the U.S. dollar in the three months ended March 31, 2004 compared to the same period in the prior year contributed $0.7 million of the increase. In addition, there was a $0.9 million increase in predevelopment and other costs, most of which was related to the pursuit of alternative gaming opportunities in states where MEC operates. As a percentage of total revenues, operating costs increased from 28.2% in the three months ended March 31, 2003 to 30.7% in the three months ended March 31, 2004 primarily due to these pre-operating and start-up costs incurred in advance of revenues.

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General and Administrative Expenses

General and administrative expenses were $16.5 million in the three months ended March 31, 2004, compared to $16.3 million in the three months ended March 31, 2003. General and administrative expenses in the three months ended March 31, 2004 include approximately $0.8 million of costs that relate to the start-up of MEC's European business units, Magna Racino™ and RaceONTV™ and Flamboro Downs. The higher average exchange rate of the Canadian dollar against the U.S. dollar during the three months ended March 31, 2004 compared to the prior year period contributed another $0.2 million to the increase. Excluding these effects, general and administrative expenses would have decreased from the prior period as a result of focused efforts by MEC's management to reduce costs. As a percentage of total revenues, general and administrative expenses decreased from 6.0% in the three months ended March 31, 2003 to 5.6% in the three months ended March 31, 2004 primarily due to cost containment efforts and the higher racing revenues due to additional live race days at MEC's largest racetracks.

Depreciation and Amortization

Depreciation and amortization increased $1.0 million from $7.4 million in the three months ended March 31, 2003 to $8.4 million in the three months ended March 31, 2004, primarily due to increased depreciation at MEC's Palm Meadows training center related to additional stall and dormitory construction and Flamboro Downs depreciation given the change from equity accounting to consolidation for that entity. The higher exchange rate for the Canadian dollar against the U.S. dollar contributed $0.2 million of the increase.

Interest Expense, Net

MEC's net interest expense for the three months ended March 31, 2004 increased $3.1 million over the prior year period to $5.6 million. The higher net interest expense is attributable to the issuance of $150.0 million of convertible subordinated notes in June 2003, partially offset by an increase in interest capitalized. In the three months ended March 31, 2004, $1.8 million of interest was capitalized with respect to projects under development, compared to $0.8 million in the prior year period.

Gains on Disposal of Real Estate

MEC sold a non-core real estate property for proceeds of $4.0 million during the three months ended March 31, 2004. A gain on disposal of $2.6 million was recognized. MEC did not have any disposals of real estate during the three months ended March 31, 2003.

Income Taxes

An income tax provision of $9.6 million was recorded on MEC's income before dilution losses, income taxes and minority interest of $20.6 million in the three months ended March 31, 2004, compared to an income tax provision of $9.4 million on MEC's income before dilution losses, income taxes and minority interest of $21.9 million in the three months ended March 31, 2003. MEC's effective income tax rate for the three months ended March 31, 2004 was 46.6%, compared to 42.9% for the three months ended March 31, 2003.

Net Income

Including the effect of income taxes, dilution losses, and minority interest, MEC's net income decreased from $7.2 million during the three months ended March 31, 2003 to $6.3 million for the three months ended March 31, 2004. An increase in revenues and higher gains on disposal of real estate were more than offset by increases in purses, awards and other expenses, operating costs, general and administrative expenses, depreciation and amortization expense, interest expense, dilution losses and income taxes.

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MEC Statements of Cash Flows

Cash Provided by Operating Activities

Cash provided by operations before changes in non-cash working capital decreased $4.1 million to $17.7 million in the three months ended March 31, 2004 from $21.8 million in the three months ended March 31, 2003 primarily due to lower operating income in 2004. In the three months ended March 31, 2004, cash used by non-cash working capital balances was $7.0 million compared to cash provided by non-cash working capital balances of $5.0 million in the three months ended March 31, 2003 primarily due to increases in restricted cash, accounts receivable and prepaid expenses and other at March 31, 2004 compared to the respective balances at December 31, 2003.

Cash Used in Investing Activities

Cash used in investing activities in the three months ended March 31, 2004 was $24.7 million, including expenditures of $28.3 million on real estate property and fixed asset additions and $0.4 million on other asset additions, partially offset by $4.0 million of net proceeds received on the disposal of real estate. Expenditures for real estate property and fixed asset additions in the three months ended March 31, 2004 included $11.7 million on Magna Racino™, $4.1 million for construction at MEC's Palm Meadows training center, $3.9 million on the entertainment facility including a new restaurant and sports bar at Santa Anita Park, $2.9 million at The Maryland Jockey Club, maintenance capital improvements of $1.2 million, $0.7 million for the purchase of land in Ocala, Florida, and $3.8 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of MEC's properties.

Cash Provided by Financing Activities

Cash provided by financing activities was $19.8 million in the three months ended March 31, 2004, primarily as a result of additional long-term debt incurred by MEC's European operations of $18.4 million, utilization by one of MEC's subsidiaries of $2.0 million of its revolving credit facility to fund capital expenditures and the issuance of $0.9 million of share capital on the exercise of stock options, partially offset by repayments of long-term debt of $1.4 million.

MID CONSOLIDATED

MID Consolidated Results of Operations – For the Three Months Ended March 31, 2004

Overview

The following discussions are related to the consolidated operating results for the Company for the three months ended March 31, 2004. For a more detailed discussion of the actual operating results of the Real Estate Business for the three months ended March 31, 2004, please refer to the discussion under the heading REAL ESTATE BUSINESS; Real Estate Business Results of Operations – For the Three Months Ended March 31, 2004. For a more detailed discussion of the actual operating results of MEC for the three months ended March 31, 2004, please refer to the discussion under the heading MAGNA ENTERTAINMENT; MEC Results of Operations – For the Three Months Ended March 31, 2004.

Revenues

Consolidated revenues increased by $28.3 million, or 10%, to $324.9 million for the three months ended March 31, 2004. The increase was principally caused by a $21.3 million increase in constant-dollar1 MEC revenues, a $2.4 million increase in constant-dollar revenues for the Real Estate Business, and a $4.6 million increase in U.S dollar revenues due mainly to the higher average exchange rate of the euro and Canadian dollar in the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

1
The term "constant-dollar" refers to changes calculated by keeping foreign currencies' exchange rates against the U.S. dollar constant between the periods under comparison.

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Operating Costs and Expenses

Consolidated operating costs and expenses increased by $23.6 million, or 9%, to $291.2 million for the three months ended March 31, 2004. The increase in operating costs and expenses is a result of an increase in MEC constant-dollar operating costs and expenses of $25.1 million and a $2.2 million increase in reported U.S. dollar costs and expenses due to the higher average exchange rate of the euro and Canadian dollar against the U.S. dollar, which was partially offset by a decrease in Real Estate Business constant-dollar operating costs and expenses of $3.7 million.

The decrease in Real Estate Business operating costs and expenses is due to a decrease in interest expense in the first quarter of 2004 compared to the first quarter of 2003. This effect was partially offset by an increase in general and administrative expenses and depreciation and amortization.

The increase in MEC operating costs and expenses was the result of higher purses, awards and other costs and higher operating costs caused by revenues, and the consolidation of Flamboro Downs during the three months ended March 31, 2004, which was accounted for using the equity method during the three months ended March 31, 2003; increases in general and administrative expenses; higher expenses for depreciation and amortization; and higher interest expenses.

Gains (Losses) on Disposal of Real Estate

In the three months ended March 31, 2004, the Company recognized gains on disposal of real estate of $2.5 million, compared to an immaterial amount for the three months ended March 31, 2003. MEC recorded a gain of $2.6 million on the sale of a non-core real estate property, while the Real Estate Business had a loss on disposal of real estate of $0.1 million.

Dilution Losses

In the three months ended March 31, 2004, the Company recorded dilution losses of $0.1 million related to its investment in MEC as a result of MEC's issuance of 175,000 shares pursuant to the exercise of stock options and the issuance of 24,000 shares pursuant to other stock based compensation arrangements. No dilution losses were recorded in the three months ended March 31, 2003.

Income Taxes

For the three months ended March 31, 2004, income taxes of $14.0 million were recorded against an income before dilution losses, income taxes and minority interest of $36.1 million, while in the three months ended March 31, 2003, income tax expense of $12.5 million was provided against income before income taxes, minority interest and dilution losses of $29.1 million. On a consolidated basis, the Company's effective tax rate decreased from 43.0% in the 2003 period to 38.8% in the current year. The decrease in tax rate was caused by changes in the Company's capital structure as part of the spin-off from Magna, partially offset by the effect of non-tax deductible stock-based compensation expense included in the Company's results for the three-month period ended March 31, 2004.

Minority Interest in MEC

Minority expense related to non-controlling equity interests in MEC was $4.5 million for the three months ended March 31, 2004, down from $5.3 million for the three months ended March 31, 2003. The minority interest expense decreased because MEC's income before the effect of minority interest decreased by $1.7 million between the three months ended March 31, 2003 and the same period in 2004.

Net Income

The Company earned net income of $17.5 million for the three months ended March 31, 2004, up from $11.3 million for the three months ended March 31, 2003. The increase was caused primarily by an increase of $7.2 million in segment earnings from the Real Estate Business.

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LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The outstanding long-term debt in the Real Estate Business at March 31, 2004 was $6.7 million, which is the total of mortgages on two properties. The Real Estate Business had $57.2 million of cash and cash equivalents at March 31, 2004, with cash net of long-term debt standing at $50.5 million.

The Real Estate Business generated funds from operations of $22.5 million in the three months ended March 31, 2004. The Real Estate Business' balance of shareholders' equity was $1.2 billion at March 31, 2004.

On March 19, 2004, MID received a receipt for a final Base Shelf Prospectus (the "Prospectus") from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn $650 million of unsecured debt securities. The Company has received preliminary indicative credit ratings of BBB (high) with a stable trend from Dominion Bond Rating Service Limited and Baa2 from Moody's Investors Services Inc. in respect of debt securities that could be issued pursuant to the Prospectus. Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issuance of debt securities under the Prospectus will be used for the Company's general corporate purposes, including developments and acquisitions arising from the Company's ongoing relationship with the Magna group, as well as development and re-development projects that the Company may enter into with respect to land and facilities owned by MEC.

The Company has a $50.0 million credit facility agreement with a Canadian chartered bank. Amounts may be drawn under the facility in either U.S. or Canadian dollars. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, taxes, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates plus 1.25%, or base or prime rate plus 0.25%. The facility is unsecured. The Company currently pays a commitment fee of 0.30% per annum on undrawn amounts. The credit facility contains negative and affirmative financial and operating covenants. At March 31, 2004, the Company was in compliance with all of these covenants. The facility has a term of 364 days and matures on September 24, 2004, at which time it may be converted into a one-year term loan. The amount available under the facility at March 31, 2004 was $50.0 million.

Management believes that the Real Estate Business could access additional capital based on the fact that the Real Estate Business' real estate portfolio, which had a net book value of $1.2 billion at March 31, 2004, is almost entirely unleveraged. The Real Estate Business believes that its cash resources, funds from operations, and available third-party borrowings will be sufficient to finance its operations and capital expenditure program. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business did not have any significant off-balance sheet financing arrangements during the three months ended March 31, 2004.

MEC

The total of MEC's outstanding long-term debt, note obligations and bank indebtedness was $412.6 million at March 31, 2004. At that date, MEC had cash and cash equivalents of $104.8 million and total shareholders' equity including minority interest of $676.3 million. MEC also had unused and available credit facilities of approximately $29.8 million.

The credit agreement for MEC's $50.0 million senior, revolving credit facility has been amended and extended to October 8, 2004. The facility is secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park and is guaranteed by certain of MEC's subsidiaries which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. At March 31, 2004, MEC had no borrowings under this facility, but had issued letters of credit totaling $21.5 million.

One of MEC's subsidiaries, The Santa Anita Companies, Inc., is party to a secured term loan facility, which bears interest at the London Interbank Offered Rate ("LIBOR") plus 2.2% per annum. MEC has entered into an interest rate swap contract and fixed the rate of interest at 6.0% per annum to November 30, 2004, the maturity

MI Developments Inc.      2004    19

date of the term loan facility. At March 31, 2004, $50.1 million was outstanding under this fully drawn term loan facility. It is MEC's expectation that it will renegotiate and extend this loan facility.

In the three months ended March 31, 2004, one of MEC's European subsidiaries entered into a Euro denominated term loan facility, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2% per annum. At March 31, 2004, $18.2 million was outstanding on this facility which matures on December 15, 2006.

On November 27, 2002, contemporaneous with its acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC, at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At March 31, 2004, this obligation has been reflected on MEC's balance sheet as long-term debt due after one year.

As of March 31, 2004, one of MEC's subsidiaries had borrowed $8.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and by security interests in all other assets of this subsidiary and certain affiliates of The Maryland Jockey Club. The advances under the facility bear interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum. This credit loan facility expires on July 7, 2004 and at that time MEC expects to renegotiate the revolving credit loan facility and convert it to a term loan.

At March 31, 2004, MEC was in compliance with all of its debt agreements and related covenants. MEC's ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or its results of operations, adverse regulatory developments and other events beyond MEC's control. In particular, it is possible that MEC may not be able to meet the financial covenants under its $50.0 million senior, revolving credit facility at the quarterly reporting dates during the remaining term of the facility, which expires on October 8, 2004, unless the facility is extended with the consent of both parties. If MEC fails to comply with these financial covenants and the bank is unwilling to waive such a covenant breach, it will result in the occurrence of an event of default under the facility, in which case the bank may terminate the facility, demand repayment of all amounts borrowed by MEC and require adequate security or collateral for all outstanding letters of credit under the facility. At March 31, 2004, MEC had no borrowings and had issued letters of credit totaling $21.5 million under the facility.

In order to fully implement its strategic plan, including the recently announced redevelopment of Gulfstream Park, and capitalize on future growth opportunities, MEC will be required to seek additional debt, equity and/or other financing through public or private sources. MEC may also decide to sell some of its real estate holdings, golf courses and other assets in order to finance certain portions of its strategic plan. If such additional financing and sources of funds are not available to MEC as needed, or on terms that are acceptable to MEC, MEC may not be able to fully implement its strategic plan. MEC believes that its current cash resources, cash flow from its racing and real estate operations, including proceeds from the anticipated sales of non-core real estate and other assets, and available borrowings under its credit and loan facilities described above, assuming the extension or renewal of those facilities, will be sufficient to finance its operations and the balance of its capital expenditure program during the next year.

MEC's off-balance sheet financing arrangements are limited to operating lease contracts.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENCIES

Information on the Company's commitments, contractual obligations, and contingencies is detailed in the annual financial statements and Management's Discussion and Analysis for the year ended December 31, 2003. On a quarterly basis, the Company updates that disclosure for any material changes outside the ordinary course of business. MEC has committed up to $4.8 million, which may be increased to $6.0 million upon certain conditions being satisfied, as its share of the costs of an initiative to support the Gaming Revenue Act of 2004 in the State of California.

For other detail on the Company's commitments, contractual obligations, and contingencies, refer to note 12 to the unaudited interim consolidated financial statements for the three months ended March 31, 2004.

20    MI Developments Inc.      2004

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,612,083 Class A Subordinate Voting Shares and 548,238 Class B shares outstanding. For further details, refer to note 8 to the unaudited interim consolidated financial statements for the three months ended March 31, 2004.

DIVIDENDS

In March 2004, the Company declared its first quarterly dividend with respect the three-month period ended December 31, 2003. The dividend of $0.09 per Class A Subordinate Voting Share and Class B Share is payable on April 15, 2004 to shareholders of record at the close of business on March 31, 2004.

Subsequent to the quarter end, the Board of Directors of the Company declared a dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended March 31, 2004.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Standards Adopted in Three Months Ended March 31, 2004

For a discussion of new accounting standards adopted, see note 2 to the unaudited interim consolidated financial statements for the three months ended March 31, 2004.

Standards To Be Adopted for Balance of 2004

Financial Instruments

In January 2004, the CICA amended Handbook Section 3860, "Financial Instruments – Disclosure and Presentation" ("CICA 3860"). CICA 3860 was amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares as debt when the instrument that embodies the obligations does not establish an ownership relationship. These new requirements are to be applied to fiscal years beginning on or after November 1, 2004.

Consolidation of Variable Interest Entities

In June 2003, the CICA approved an Accounting Guideline, "Consolidation of Variable Interest Entities" (AcG-15). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.

Although the Company does not expect any of the above pronouncements to have a material effect on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

RELATED PARTY TRANSACTIONS

Please refer to note 11 to the unaudited interim consolidated financial statements for the three months ended March 31, 2004.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of

MI Developments Inc.      2004    21

future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. These risks and uncertainties include, but are not limited to: global economic conditions; the state of the global automobile industry; the competitive nature of the auto parts industry and its dependence on outsourcing; the financial and operating health of Magna International Inc. and its majority-owned subsidiaries; increased crude oil and energy prices; MID's relationships with its controlling shareholder and with related parties; the potential for non-renewal of expiring leases; potential limitations on MID's ability to renew leases at market rates; foreign currency exchange rates; risks and uncertainties affecting property development, including construction delays, cost overruns, and obtaining necessary permits and financing; losses in excess of tenant insurance coverage; not being able to dispose of assets for sale on advantageous terms; changes to legal and regulatory conditions; the effects of terrorism or war; risks and uncertainties related to MID's investment in MEC, including expectations as to operational improvements; expectations as to cost savings, revenue growth, and earnings; estimates of costs related to environmental remediation and restoration; proposed new racetracks or other developments, products, and services; expectations that the resolution of contingent liabilities will not have a material adverse affect on MEC's consolidated financial position, operating results, business prospects or liquidity; and other factors set out in MID's Prospectus filed with the Canadian Securities Commissions and the Securities Exchange Commission. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

May 10, 2004

22    MI Developments Inc.      2004

Consolidated Statements of Income
(U.S. dollars in thousands, except per share figures)
(unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Three Months Ended March 31,
	2004	2003	2004	2003	2004	2003
Revenues
Rental revenue (note 11)	$32,257	$26,558	$32,257	$26,558	$—	$—
Racing, real estate and other (note 11)	292,674	270,115	—	—	292,674	270,115

	324,931	296,673	32,257	26,558	292,674	270,115

Operating costs and expenses
Purses, awards and other	154,388	145,721	—	—	154,388	145,721
Operating costs	89,858	76,295	—	—	89,858	76,295
General and administrative	24,813	17,965	8,327	1,705	16,486	16,260
Depreciation and amortization	16,774	14,610	8,354	7,173	8,420	7,437
Interest expense (income), net	5,414	12,984	(135)	10,501	5,549	2,483

Operating income	33,684	29,098	15,711	7,179	17,973	21,919
Gains (losses) on disposal of real estate	2,465	21	(132)	21	2,597	—
Dilution losses	(143)	—	—	—	(143)	—

Income before income taxes and minority interest	36,006	29,119	15,579	7,200	20,427	21,919
Income taxes	13,959	12,518	4,310	3,130	9,649	9,388
Minority interest	4,526	5,296	—	—	4,526	5,296

Net income	$17,521	$11,305	$11,269	$4,070	$6,252	$7,235

Basic and diluted earnings per Class A Subordinate Voting or Class B share (note 3)	$0.36

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 3)
Basic	48,137
Diluted	48,195

See accompanying notes

Consolidated Statements of Changes in Deficit and Magna's Net Investment
(U.S. dollars in thousands)
(unaudited)

Three months ended March 31,	2004	2003
Deficit, beginning of period, as previously reported (note 4)	$(49,488)	$—
Stock-based compensation expense (note 2)	(4,134)	—

Deficit, beginning of period, after change in accounting policy	(53,622)	—
Magna's net investment, beginning of period	—	1,432,225
Net income	17,521	11,305
Dividends	(4,334)	—
Net contribution by Magna	—	67,351
Charge to net investment related to lease amendments	—	(5,494)
Change in currency translation adjustment	—	8,136

Deficit at March 31, 2004 and Magna's net investment at March 31, 2003	$(40,435)	$1,513,523

See accompanying notes

MI Developments Inc.      2004    23

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Three Months Ended March 31,
	2004	2003	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income	$17,521	$11,305	$11,269	$4,070	$6,252	$7,235
Items not involving current cash flows (note 5)	22,734	22,412	11,251	7,816	11,483	14,596
Changes in non-cash balances (note 5)	6,751	(14,638)	13,769	(19,605)	(7,018)	4,967

Cash provided by (used in) operating activities	47,006	19,079	36,289	(7,719)	10,717	26,798

INVESTING ACTIVITIES
Property and fixed assets additions	(34,553)	(52,083)	(6,291)	(39,086)	(28,262)	(12,997)
Other assets disposals (additions)	(500)	727	(51)	—	(449)	727
Proceeds on disposal of real estate	5,278	1,042	1,265	1,042	4,013	—

Cash used in investing activities	(29,775)	(50,314)	(5,077)	(38,044)	(24,698)	(12,270)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	2,000	(49,973)	—	(304)	2,000	(49,669)
Issuance of long-term debt (note 7)	18,381	17,900	—	—	18,381	17,900
Repayment of long-term debt	(1,468)	(3,033)	(78)	(57)	(1,390)	(2,976)
Issuance of shares	721	173	721	—	—	173
Minority investment in subsidiary	852	—	—	—	852	—
Payment of dividends	(4,334)	—	(4,334)	—	—	—
Net contribution by Magna	—	46,992	—	46,992	—	—

Cash provided by (used in) financing activities	16,152	12,059	(3,691)	46,631	19,843	(34,572)

Effect of exchange rate changes on cash and cash equivalents	(1,331)	2,325	(454)	358	(877)	1,967

Net increase in cash and cash equivalents during the period	32,052	(16,851)	27,067	1,226	4,985	(18,077)
Cash and cash equivalents, beginning of period	129,894	94,890	30,087	7,209	99,807	87,681

Cash and cash equivalents, end of period	$161,946	$78,039	$57,154	$8,435	$104,792	$69,604

See accompanying notes

24    MI Developments Inc.      2004

Consolidated Balance Sheets
(U.S. dollars in thousands)
(unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	March 31 2004	December 31 2003	March 31 2004	December 31 2003	March 31 2004	December 31 2003
ASSETS
Current assets:
Cash and cash equivalents	$161,946	$129,894	$57,154	$30,087	$104,792	$99,807
Restricted cash	44,539	24,738	—	—	44,539	24,738
Accounts receivable	75,221	51,223	10,001	17,008	65,220	34,215
Income taxes receivable	—	1,809	—	—	—	1,809
Prepaid expenses and other	24,477	13,457	426	518	24,051	12,939

	306,183	221,121	67,581	47,613	238,602	173,508

Real estate properties, net (note 6)	2,046,713	2,066,382	1,197,611	1,227,512	849,102	838,870
Fixed assets, net	36,325	31,562	173	208	36,152	31,354
Deferred rent receivable	13,884	13,930	13,884	13,930	—	—
Other assets, net	248,788	256,327	216	323	248,572	256,004
Future tax assets	43,275	42,820	12,302	12,790	30,973	30,030

	$2,695,168	$2,632,142	$1,291,767	$1,302,376	$1,403,401	$1,329,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$8,696	$6,696	$—	$—	$8,696	$6,696
Accounts payable and accrued liabilities	166,206	128,481	21,957	18,487	144,249	109,994
Dividends payable	4,334	—	4,334	—	—	—
Income taxes payable	10,397	2,571	2,875	2,571	7,522	—
Long-term debt due within one year (note 7)	57,387	58,618	555	570	56,832	58,048
Deferred revenue	27,728	19,335	—	—	27,728	19,335

	274,748	215,701	29,721	21,628	245,027	194,073

Long-term debt (note 7)	144,357	128,387	6,168	6,361	138,189	122,026
Note obligations	208,931	208,933	—	—	208,931	208,933
Future tax liabilities	165,963	164,275	31,010	30,790	134,953	133,485
Minority interest	288,843	282,752	—	—	288,843	282,752

	1,082,842	1,000,048	66,899	58,779	1,015,943	941,269

Shareholders' equity:
Class A Subordinate Voting Shares (note 8)	1,553,811	1,552,901
Class B Shares (note 8)	17,893	17,893
Contributed surplus	2,382	—
Deficit (note 4)	(40,435)	(49,488)
Currency translation adjustment	78,675	110,788

	1,612,326	1,632,094	1,224,868	1,243,597	387,458	388,497

	$2,695,168	$2,632,142	$1,291,767	$1,302,376	$1,403,401	$1,329,766

Commitments and contingencies (note 12)
See accompanying notes

MI Developments Inc.      2004    25

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2004 and 2003 and for the three months ended March 31, 2004 and 2003 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2003, except as discussed in note 2 below. The Company has reclassified certain prior period amounts to conform to the current period's presentation.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003. The Company's results for the three months ended March 31, 2003 are presented on a carve-out basis from Magna.

The Company holds an investment in Magna Entertainment Corporation ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles ("GAAP") for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2004 and 2003 and the results of operations and cash flows for the three-month periods ended March 31, 2004 and 2003.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

2.     ACCOUNTING CHANGES

Stock-based Compensation

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company adopted these requirements in the three months ended March 31, 2004. The standard has been applied on a retroactive basis. The income statement for the three months ended March 31, 2003 has not been restated. During the three months ended March 31, 2004, the cumulative impact of stock-based compensation for the fiscal years ended December 31, 2003 and 2002 was recognized in the financial statements as an adjustment to opening deficit. At the segment level, the impact of this recognition was an increase in MEC's minority interest of $3.2 million and a decrease in MEC's shareholders' equity of $3.2 million. On a consolidated basis, the impact of the restatement was an increase in minority interest of $3.2 million, an increase in deficit of $4.1 million, and an increase in contributed surplus of $0.9 million.

In the three months ended March 31, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $1.7 million (Real Estate Business — $1.6 million; MEC — $0.1 million) and a decrease in minority interest expense of $0.06 million.

26    MI Developments Inc.      2004

Compensation expense is recognized for stock options based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative expense with a corresponding amount included in equity as contributed surplus.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise.

Generally Accepted Accounting Principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" ("CICA 1100"), which is effective for fiscal years beginning on or after October 1, 2003. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP"). It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, and eliminates "industry practice" as a possible source to consult. Previously, the Company's balance sheet presentation followed real estate industry practice and did not distinguish between current and long-term assets and liabilities. As a result of adopting CICA 1100, the Company has changed its balance sheet presentation so as to clearly differentiate between current and long-term assets and liabilities.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is effective for fiscal years beginning on or after January 1, 2004. The adoption of CICA 3110 did not have any impact on the Company's interim unaudited consolidated financial statements for the three months ended March 31, 2004.

Hedging Relationships

In November 2002 and June 2003, the CICA approved certain amendments to Accounting Guideline 13, "Hedging Relationships" ("AcG-13") which were adopted by the Company effective January 1, 2004.    AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. The adoption of AcG-13 did not have an impact on the Company's unaudited interim financial statements for the three months ended March 31, 2004.

MI Developments Inc.      2004    27

3.     EARNINGS PER SHARE

Earnings per share are not presented for the three months ended March 31, 2003 as that period was prior to the Company's spin-off from Magna.

Diluted earnings per share for the three months ended March 31, 2004 are computed as follows:

March 31 2004
Net income	$17,521

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,137
Stock options	58

48,195

Diluted earnings per Class A Subordinate Voting or Class B Share	$0.36

The computation of diluted earnings per share for the three months ended March 31, 2004 excludes the effect of the potential exercise of 100,000 options because such options were not "in-the-money" and the effect would be anti-dilutive.

4.     DEFICIT

Deficit reflects only the operations of the Company following August 29, 2003, which was the date when Magna's net investment was fixed for the purpose of the distribution of the Company's Class A Subordinate Voting Shares and Class B Shares to Magna shareholders.

5.     DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

Three months ended March 31,	2004	2003
Real Estate Business
Losses (gains) on disposal of real estate	$132	$(21)
Straight-line rent adjustment	(174)	(866)
Depreciation and amortization	8,354	7,173
Future income taxes	1,180	1,685
Stock-based compensation expense	1,640	—
Other	119	(155)

	11,251	7,816

MEC
Gains on disposal of real estate	(2,597)	—
Depreciation and amortization	8,420	7,437
Future income taxes	464	1,072
Minority interest expense	4,526	5,296
Stock-based compensation expense	141	—
Dilution losses	143	—
Other	386	791

	11,483	14,596

Consolidated	$22,734	$22,412

28    MI Developments Inc.      2004

(b)
Changes in non-cash balances:

Three months ended March 31,	2004	2003
Real Estate Business
Accounts receivable	$6,299	$(1,207)
Prepaid expenses and other	82	(33)
Accounts payable and accrued liabilities	7,563	(15,606)
Income taxes payable	(175)	(2,759)

	13,769	(19,605)

MEC
Restricted cash	(17,238)	(6,564)
Accounts receivable	(28,077)	(11,561)
Prepaid expenses and other	(10,425)	(5,086)
Accounts payable and accrued liabilities	30,627	18,761
Deferred revenue	8,447	1,813
Income taxes payable/receivable	9,648	7,604

	(7,018)	4,967

Consolidated	$6,751	$(14,638)

MI Developments Inc.      2004    29

6.     REAL ESTATE PROPERTIES

Real estate properties consist of:

	March 31 2004	December 31 2003
Real Estate Business
Revenue-producing properties under operating leases
Land	$179,505	$179,848
Buildings, parking lots and roadways – cost	1,037,310	1,058,948
Buildings, parking lots and roadways – accumulated depreciation	(157,492)	(150,913)

	1,059,323	1,087,883

Development properties
Land and improvements	117,828	124,926
Properties under development	13,991	8,700

	131,819	133,626

Properties held for sale	6,469	6,003

	1,197,611	1,227,512

MEC
Revenue-producing racetrack properties
Land and improvements	208,264	210,859
Buildings – cost	263,391	253,619
Buildings – accumulated depreciation	(41,191)	(36,454)
Construction in progress	110,788	101,216

	541,252	529,240

Under-utilized racetrack properties	96,626	97,201

Development properties
Land and improvements	55,524	60,089
Properties under development	69,912	62,441

	125,436	122,530

Revenue-producing non-racetrack properties
Land and improvements	34,353	35,236
Buildings – cost	52,395	53,939
Buildings – accumulated depreciation	(8,728)	(8,621)

	78,020	80,554

Properties held for sale	7,768	9,345

	849,102	838,870

Consolidated	$2,046,713	$2,066,382

7.     LONG-TERM DEBT

On March 19, 2004, MID received a receipt for a final Base Shelf Prospectus (the "Prospectus") from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn. $650 million of unsecured debt securities. The Company has received preliminary indicative credit ratings of BBB (high) with a stable trend from Dominion Bond Rating Service Limited and Baa2 from Moody's Investors Services Inc. in respect of debt securities that could be issued pursuant to the Prospectus. Unless otherwise specified in a

30    MI Developments Inc.      2004

prospectus supplement, the net proceeds resulting from the issue of debt securities under the Prospectus will be used for the Company's general corporate purposes, including developments and acquisitions arising from the Company's ongoing relationship with the Magna group, as well as development and re-development projects that the Company may enter into with respect to land and facilities owned by MEC.

In the three months ended March 31, 2004, one of MEC's European subsidiaries entered into a €15 million term loan facility. The facility, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2%, is secured by a first and second mortgage on land in Austria owned by the European subsidiary. At March 31, 2004, $18.2 million was outstanding on this facility, which matures on December 15, 2006.

The Company is in compliance with all of its debt agreements and related financial covenants.

Prior to the spin-off of MID from Magna, the Real Estate Business' continuing funding requirements were advanced by Magna. These advances bore interest at rates not exceeding the borrowing jurisdiction's bank prime rate and were recorded as part of Magna's net investment.

Consolidated long-term debt at March 31, 2004 includes secured obligations of $176.0 million (Real Estate Business — $6.2 million; MEC — $169.8 million).

8.     SHARE CAPITAL

Changes in Class A Subordinate Voting Stock and Class B Stock for the three months ended March 31, 2004 are shown in the following table (number of shares and book value in the following table in thousands):

	Number	Book Value
Class A Subordinate Voting Shares issued and outstanding at December 31, 2003	47,582,083	$1,552,901
Issued on exercise of stock options	30,000	910

Class A Subordinate Voting Shares issued and outstanding at March 31, 2004	47,612,083	$1,553,811

Class B Shares issued and outstanding at December 31, 2003 and March 31, 2004	548,238	$17,893

9.     STOCK-BASED COMPENSATION

(a)
In 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.85 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in MID's option plan was as follows:

	Number	Weighted Average Exercise Price ($Cdn)	Weighted Average Remaining Contractual Life (years)
Stock options outstanding at December 31, 2003	575,000	$31.85	9.7
Options granted	100,000	39.26
Options exercised	(30,000)	31.85

Stock options outstanding at March 31, 2004	645,000	$33.05	9.6

Stock options exercisable at March 31, 2004	225,000	$32.54	9.5

MI Developments Inc.      2004    31

  The outstanding and exercisable MID options range in exercise price from Cdn$31.85 to Cdn$39.26. The 100,000 MID stock options granted during the three months ended March 31, 2004 each had a fair value of $7.57. There were no MID stock options granted during the three months ended March 31, 2003.

  The fair value of the MID options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Three Months Ended March 31,	2004
Risk-free interest rate	3.0%
Expected dividend yield	1.20%
Expected volatility of MID's Class A Subordinate Voting Stock	30.2%
Weighted average expected life (years)	4
(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan. During the three months ended March 31, 2004, 199,000 shares were issued under the MEC Plan, including 175,000 shares issued on the exercise of stock options.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreement entered into by MEC with each recipient of options.

  During the three months ended March 31, 2004, 150,000 MEC stock options were granted, 175,000 MEC stock options were exercised and 144,000 MEC stock options were cancelled. At March 31, 2004, there were 4,672,500 MEC stock options outstanding with exercise prices ranging from $3.91 to $9.43 per share and a weighted average exercise price of $6.16 per share.

  There were 3,863,311 MEC options exercisable at March 31, 2004 with a weighted average exercise price of $6.10 per share.

  There were 150,000 MEC stock options granted during the three months ended March 31, 2004 with an average fair value of $2.25 per option. During the three months ended March 31, 2003, no stock options were granted.

  The fair value of MEC's stock options granted during the three months ended March 31, 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three Months Ended March 31,	2004
Risk-free interest rate	3.0%
Expected dividend yield	0.84%
Expected volatility of MEC's Class A Subordinate Voting Stock	57.8%
Weighted average expected life (years)	4

32    MI Developments Inc.      2004

  Pro Forma Results Under Fair Value Method

  If the fair value method of accounting for stock-based compensation had been applied to the Company's results prior to the adoption of the fair value method effective January 1, 2004, the Company's pro forma net income would have been as follows:

Three Months Ended March 31,	2003
Net income, as reported	$11,305
Stock-based compensation expense – MID	—
Stock-based compensation expense, net of tax – MEC	(867)
Minority interest in MEC stock-based compensation expense	359

Pro forma net income	$10,797

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

10.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet™, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused exclusively on horse racing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services. MEC also operates two golf courses and related facilities.

The Company's Consolidated Statements of Income, Consolidated Statements of Cash Flows, and Consolidated Balance Sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

11.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

MI Developments Inc.      2004    33

(a)   Charges to Magna

  Substantially all of the Company's rental revenue relates to leases with Magna and its wholly-owned and publicly traded subsidiaries.

  During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expired on December 31, 2003, stipulated an annual access fee of $3.9 million (Cdn$5.0 million). During the three months ended March 31, 2004, no revenue was recognized related to this agreement (three months ended March 31, 2003 — $0.7 million).

  Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expired on March 1, 2004, stipulated a yearly fee of $3.1 million (€2.5 million). During the three months ended March 31, 2004, $0.5 million in revenue was recognized related to this agreement (three months ended March 31, 2003 — $0.9 million).

  MEC has granted Magna a right of first refusal to purchase its two golf courses.

  Included in the Real Estate Business' accounts receivable at March 31, 2004 are amounts due from Magna and its subsidiaries in the amount of $1.2 million (December 31, 2003 — $8.2 million).

(b)   Charges from Magna

  During the three months ended March 31, 2003, the Company incurred $10.9 million of interest charges from Magna.

  Magna charges the Company for certain administrative services which have continued to be provided following the spin-off of the Company from Magna. In the three months ended March 31, 2004, these charges totalled $0.1 million (three months ended March 31, 2003 — nil, and are included in the Real Estate Business' general and administrative expenses.

  Included in the Real Estate Business' accounts payable at March 31, 2004 are amounts due to Magna and its subsidiaries in the amount of $0.1 million (December 31, 2003 — $0.7 million). Included in MEC's accounts payable at March 31, 2004 are amounts due to Magna and its subsidiaries in the amount of $0.4 million (December 31, 2003 — nil).

12.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company and its subsidiaries may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(c)
In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, $5.0 million had been spent by March 31, 2004 and the remaining $5.0 million, which was required to be spent by March 31, 2004, was placed in an

34    MI Developments Inc.      2004

  escrow account to be applied to future capital expenditures and renovations. MEC's capital expenditure plan for 2004 anticipates satisfying this spending commitment by the end of 2004.

(d)
In connection with its acquisition of a controlling interest in The Maryland Jockey Club, MEC has an obligation to pay $18.3 million on exercise of either the put or call options for the remaining interest in The Maryland Jockey Club. At March 31, 2004, this obligation has been reflected on MEC's balance sheet as long-term debt due after one year.

(e)
The revenue sharing and operations agreement between The Maryland Jockey Club and the owners of Rosecroft Raceway, which was to expire on March 31, 2004, was informally extended and the parties continued to operate under its terms and conditions until April 18, 2004. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft Raceway are no longer pooling their wagering revenue and distributing net wagering revenue 80% to The Maryland Jockey Club and 20% to Rosecroft Raceway as they did under the agreement. In addition, they are now operating under a state law which precludes The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft Raceway's consent, and a federal law which provides that, without the consent of The Maryland Jockey Club, Rosecroft Raceway cannot accept simulcast wagering on horse racing during the time that Pimlico Race Course and Laurel Park are running live races. Without a revenue sharing and operations arrangement, there will be a material decline in the revenues, earnings, and purses of The Maryland Jockey Club. Based on 2003 total live and import handle at The Maryland Jockey Club and Rosecroft Raceway, if the revenue sharing and operations arrangement is not renewed on comparable terms and the current operating restrictions were to remain in place for the remainder of 2004, the potential negative impact to MEC's earnings before income taxes is estimated to be approximately $3.0 million ($1.8 million after the effect of minority interest).

(f)
MEC's Bay Meadows lease expires on December 31, 2004. Although MEC intends to seek an extension beyond the end of 2004, MEC is continuing to explore alternative venues, including vacant land that has been purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project, which is still in the early stages of planning, is subject to regulatory and other approvals. At this time, MEC is uncertain as to the likelihood of renewing the Bay Meadows lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. If this lease is not renewed on comparable terms or at all, or an alternative venue is not arranged, MEC's operating results would be materially adversely affected.

(g)
MEC is considering a redevelopment of the entire stable area at Laurel Park (the "Laurel Park Redevelopment"). In the event this development was to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at March 31, 2004 of the assets that would be demolished if the Laurel Park Redevelopment were completed is approximately $3.2 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of Laurel Park's operations during a racing season and there is risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

(h)
In December 2003, MEC entered into an agreement to sell the real property and buildings of its wholly-owned subsidiary, MI Racing Inc. which owns and operates Great Lakes Downs for approximately $4.2 million, which represents the net book value of these assets. The closing of the sale is subject to a number of outstanding conditions including regulatory approval and a leaseback arrangement. In January 2004, MEC formally requested the transfer of the Great Lakes Downs racetrack license to the purchaser. At March 31, 2004, approval of that transfer was still pending. Following the successful transfer of the racetrack license, MEC will enter into a lease arrangement pursuant to which MEC will continue as the facility operator of Great Lakes Downs.

MI Developments Inc.      2004    35

(i)
MEC continues to explore various means of monetizing or improving the returns from its golf courses in Aurora, Ontario and Oberwaltersdorf, Austria. MEC's objective would be to realize at least the net book values of these properties from any sale, however, should it determine not to sell the properties, MEC would consider renewing or negotiating new access arrangements with Magna. To that end, there have been continuing negotiations with Magna, aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses, which expired on December 31, 2003 and March 1, 2004, respectively. The terms of any sale or renewal of the access arrangements will determine whether a write-down of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that MEC will be successful in either concluding a sale of each of the golf courses, or entering into agreements to renew the access arrangements for such courses, on acceptable terms. The aggregate carrying value at March 31, 2004 of these golf course fixed assets is approximately $75.7 million.

13.  SUBSEQUENT EVENTS

On April 23, 2004, the Company announced that MEC will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet.

MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will record a write-down in the amount of approximately $25 million ($14.6 million after minority interest in the earnings of MEC) in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in the Company's public filings where it described the proposed redevelopment of Gulfstream Park.

Although the redevelopment will be scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of MEC's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

36    MI Developments Inc.      2004

Pro Forma Consolidated
Statements of Income
 For the three months ended March 31, 2003

Pro Forma Consolidated Statements of Income
(U.S. dollars in thousands, except per share figures)
(unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Three Months Ended March 31,
	2004(1)	2003(2)	2004(1)	2003(2)	2004(1)	2003(2)
Revenues
Rental revenue	$32,257	$26,734	$32,257	$26,734	$—	$—
Racing, real estate and other	292,674	276,315	—	—	292,674	276,315

	324,931	303,049	32,257	26,734	292,674	276,315

Operating costs and expenses
Purses, awards and other	154,388	147,665	—	—	154,388	147,665
Operating costs	89,858	78,610	—	—	89,858	78,610
General and administrative	24,813	19,340	8,327	2,036	16,486	17,304
Depreciation and amortization	16,774	14,751	8,354	7,209	8,420	7,542
Interest expense (income), net	5,414	6,011	(135)	—	5,549	6,011

Operating income	33,684	36,672	15,711	17,489	17,973	19,183
Gains (losses) on disposal of real estate	2,465	21	(132)	21	2,597	—
Dilution losses	(143)	—	—	—	(143)	—

Income before income taxes and minority interest	36,006	36,693	15,579	17,510	20,427	19,183
Income taxes	13,959	13,594	4,310	4,904	9,649	8,690
Minority interest	4,526	4,453	—	—	4,526	4,453

Net income	$17,521	$18,646	$11,269	$12,606	$6,252	$6,040

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	$0.36	$0.39

(1)
No pro forma adjustments have been made to results for the three months ended March 31, 2004.

(2)
See note 2 to the pro forma consolidated statements of income for detail of pro forma adjustments made to the statements of income for the three months ended March 31, 2003.

Notes to Pro forma Statements of Income

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts for the three months ended March 31, 2004 and 2003 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited pro forma consolidated statements of income of MI Developments Inc. (the "Company") have been prepared from the Company's consolidated statements of income for the three months ended March 31, 2003. The pro forma consolidated statements of income have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the consolidated financial statements as at and for the three months ended March 31, 2004 and 2003 ("Consolidated Financial Statements") of the Company, including the related notes thereto.

The pro forma consolidated statements of income have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Neither a pro forma income statement for the three months ended March 31, 2004 nor a pro forma balance sheet as at March 31, 2004 were required, as none of the pro forma adjustments had any impact on the actual consolidated results for the three months ended March 31, 2004.

The pro forma consolidated statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

38    MI Developments Inc.      2004

2.     PRO FORMA CONSOLIDATED ASSUMPTIONS AND ADJUSTMENTS

The following table illustrates the pro forma adjustments made to the statement of income for the three months ended March 31, 2003:

		Pro Forma Adjustments
Three Months Ended March 31, 2003	Consolidated	Real Estate Business		Magna Entertainment Corp.		Pro Forma Consolidated
		Note 2(a)		Note 2(b)
Revenues
Rental revenue	$26,558	$176	(i)	$—		$26,734
Racing, real estate and other	270,115	—		6,200	(i)	276,315

	296,673	176		6,200		303,049

Operating costs and expenses
Purses, awards and other	145,721	—		1,944	(i)	147,665
Operating costs	76,295	—		2,315	(i)	78,610
General and administrative	17,965	331	(ii)	1,044	(i),(ii)	19,340
Depreciation and amortization	14,610	36	(i)	105	(i)	14,751
Interest expense, net	12,984	(10,501	)(iii)	3,528	(i),(ii)	6,011

Operating income	29,098	10,310		(2,736)		36,672
Gains (losses) on disposal of real estate	21	—		—		21

Income before income taxes and minority interest	29,119	10,310		(2,736)		36,693
Income taxes	12,518	1,774	(iv)	(698	)(i),(ii)	13,594
Minority interest	5,296	—		(843	)(i),(iii)	4,453

Net income	$11,305	$8,536		$(1,195)		$18,646

The unaudited pro forma consolidated statements of income have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

(a)
Real Estate Business

(i)
Tesma facilities

    On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma consolidated statement of income for the three months ended March 31, 2003 includes adjustments to revenue of $0.2 million and depreciation expense of $36,000 related to this property.

  (ii)
  General and administrative expenses

    General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

  (iii)
  Elimination of historical intercompany interest

    The adjustment to interest expense in the pro forma consolidated statements of income gives pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances were eliminated in the initial capitalization of the Company.

  (iv)
  Tax adjustments

    The pro forma consolidated statements of income reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

Three Months Ended March 31,	2003
Canada	36.6%
United States	38.0%
Mexico	34.0%
Austria	34.0%
Germany	38.5%
Spain	35.0%

MI Developments Inc.      2004    39

    In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma consolidated statements of income reflect the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

  (b)
  Magna Entertainment Corp.

  (i)
  Acquisitions

    The pro forma consolidated statements of income reflect the April 16, 2003 transfer of the shares of Ontario Racing Inc., which acquired Flamboro Downs ("Flamboro") in Hamilton, Ontario in October 2002, to Magna Entertainment Corp. ("MEC") as if it had been completed effective January 1, 2002.

    The pro forma consolidated statement of income for the three months ended March 31, 2003 includes adjustments related to the Flamboro acquisition as follows:

Three months ended March 31,	2003
Revenues	$6,200
Purses, awards and other	1,944
Operating costs	2,315
General and administrative	856
Depreciation and amortization	105
Interest expense, net	513

Operating income	467
Income taxes	467

Net income	$—

  (ii)
  Convertible subordinated notes

    On June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statements of income reflect the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

    The pro forma consolidated statements of income for the three months ended March 31, 2003 include adjustments to general and administrative expenses of $0.2 million, interest expense of $3.0 million and income tax expense of $1.2 million related to these convertible subordinated notes.

  (iii)
  Minority interest expense

    The pro forma consolidated statements of income include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4% for the three months ended March 31, 2004.

(c)
Other

(i)
The pro forma earnings per share are based on the assumption that 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares were issued and outstanding during the three months ended March 31, 2003.

3.     REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

The Real Estate Business' funds from operations is based on pro forma information prepared in accordance with Canadian GAAP as follows:

Three Months Ended March 31,	2004	2003
Net income	$11,269	$12,606
Add back (deduct) non-cash items:
Depreciation and amortization	8,354	7,209
Future income taxes	1,180	1,685
Stock-based compensation expense	1,640	—
Straight-line rent adjustment	(174)	(866)
Loss (Gain) on disposal of real estate	132	(21)

Pro forma funds from operations	$22,401	$20,613

40    MI Developments Inc.      2004

Corporate Directory

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Barry N. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
The Honourable William G. Davis
Counsel, Torys LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Director
Brian V. Tobin
Chief Executive Officer

Brian V. Tobin
Chief Executive Officer
Andrew A. L. Blair
Executive Vice-President
and Chief Operating Officer
Edward C. Hannah
Executive Vice-President, Secretary
and General Counsel
John D. Simonetti
Vice-President, Finance
and Chief Financial Officer
Alay Shah
Controller

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada — Class A Subordinate Voting and Class B Shares Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario M5J 2Y1, Canada Phone: (416) 981-9633	United States — Class A Subordinate Voting Shares Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado 80801, U.S.A. Phone: (303) 262-0600 www.computershare.com

Exchange Listing
Class A Subordinated Voting Shares	– Toronto Stock Exchange	(MIM.A)
	– The New York Stock Exchange	(MIM)
Class B Shares	– Toronto Stock Exchange	(MIM.B)

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario, Canada L4G 7A9 Phone: (905) 713-6322 www.midevelopments.com

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